SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG and Sovcomflot Announce

Arctic 3D Seismic Joint Venture

Paris, France – June 19, 2014

CGG, world leader in Geoscience, and Sovcomflot, Russia’s largest energy shipping company, announced today that they have signed an agreement to form a joint venture company dedicated to conducting high-end 3D marine seismic acquisition services with a focus on Arctic and sub-Arctic waters.

The joint venture, to be called Arctic Geophysical Exploration (AGE), will be 51 per cent owned by Sovcomflot and 49 per cent owned by CGG. The company will be incorporated in Russia with its headquarters in Moscow. Under the terms of the agreement, CGG will charter a fourteen-streamer ice-class vessel while Sovcomflot will add the capabilities of an eight-streamer ice-class vessel.

The primary aim of the joint venture company is to offer world-class 3D marine seismic acquisition services to operators during the Arctic navigation season. In addition, the new company will offer its highly advanced vessel capabilities to the international market for the remainder of the year while benefiting from access to the most advanced seismic technologies from CGG’s worldwide operational and technical support.

CGG and Sovcomflot will have a combined total of four vessels scheduled to operate on client projects during the 2014 Arctic navigation season and expect the joint venture to be fully operational by Q4 2014 in order to capture the growing 3D seismic market in this region.

Jean-Georges Malcor, CEO, CGG, said: “The Russian Arctic is an exciting new frontier that has increasingly shown its potential over the last two years. By bringing together the two companies’ strong HSE cultures, Sovcomflot’s considerable Arctic maritime experience and Russian presence along with CGG’s expertise as a leading technology provider, we believe this joint venture will create a strong vehicle for growth in this demanding region.”

Sergey Frank, President & CEO, OAO Sovcomflot, said: “By combining Sovcomflot’s in-depth knowledge and experience of operating in the Arctic with CGG’s global expertise in marine seismic operations, we have created a powerful new Russian marine seismic company able to meet the most demanding technical and operational challenges of the Arctic region, whilst also being able to offer a competitive range of seismic services internationally.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About Sovcomflot

OAO Sovcomflot (SCF Group) is Russia’s largest shipping company and a world leader in the maritime transportation of hydrocarbons and the servicing of offshore oil and gas projects. SCF is the largest operator of ice class LNG carriers in the world. The company’s fleet (owned and chartered) specialises in hydrocarbon transportation from regions with challenging ice conditions and includes 157 vessels with a combined deadweight of over 12 million tonnes. A third of these vessels have a high ice class. Sovcomflot supports large-scale offshore energy projects in Russia and overseas, including: Sakhalin-I, Sakhalin-II, Varandey, Tangguh, Escobar and Peregrino.

The company is registered in St Petersburg and has offices in Moscow, Novorossiysk, Murmansk, Vladivostok, Yuzhno-Sakhalinsk, London, Limassol, Madrid, Dubai and Singapore.

Contacts

CGG

Group Communication

Christophe Barnini

Tel: + 33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

CGG

Investor Relations

Catherine Leveau

Tel: +33 1 64 47 34 89

E-mail: invrelparis@cgg.com

Sovcomflot

Public Affairs

Anna Bokina

Tel: + 7 495 660 4057

E-mail: A.Bokina@scf-group.ru

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 19th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP